

August 11, 2017

<u>Via E-mail</u>
Michael S. McGavick
Chief Executive Officer
XL Group Ltd
O'Hara House
One Bermudiana Road
Hamilton HM 08, Bermuda

> **Re:** **XL Group Ltd**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 1-10804**

Dear Mr. McGavick:

We refer you to our comment letter dated July 7, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
Assistant Director
Division of Corporation Finance